      As filed with the Securities and Exchange Commission on July 2, 2001
                                                      Registration No. 333-61748
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 NCO Group, Inc.
             (Exact name of Registrant as specified in its charter)

         Pennsylvania                                           23-2858652
--------------------------------                        ------------------------
(State or other jurisdiction of                             (I.R.S. employer
 incorporation or organization)                          identification number)

                             515 Pennsylvania Avenue
                       Fort Washington, Pennsylvania 19034
                                 (215) 793-9300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Michael J. Barrist
          Chairman of the Board, President and Chief Executive Officer
                                 NCO Group, Inc.
                             515 Pennsylvania Avenue
                       Fort Washington, Pennsylvania 19034
                                 (215) 793-9300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ----------------------

                                   Copies to:
                             Frank E. Dehel, Esquire
                             Sonia Galindo, Esquire
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 569-5500
                           Telecopier: (215) 569-5555

                             ----------------------

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

       If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /


         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.


================================================================================

                                     {LOGO]

                                  $125,000,000

             4.75% CONVERTIBLE SUBORDINATED NOTES DUE APRIL 15, 2006 AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                              --------------------

         We issued the Notes in a private placement in April 2001. Selling holders will use this prospectus to sell the Notes and the shares of common stock into which the Notes are convertible at any time at market prices prevailing at the time of the sale or at privately negotiated prices. The selling holders may sell the Notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

         The holders of the Notes may convert the Notes into shares of our common stock at a conversion price of $32.92 per share at any time after July 3, 2001 through maturity, unless previously redeemed or repurchased. This conversion price is subject to adjustment under the terms of the Notes. Our common stock is quoted on The Nasdaq National Market under the symbol "NCOG." On May 24, 2001, the last reported sale price of our common stock was $30.29 per share.

         We will pay interest on the Notes on April 15 and October 15 of each year. The first interest payment will be made on October 15, 2001. The Notes will mature on April 15, 2006, unless previously redeemed or repurchased.

         We may redeem some or all of the Notes at any time on or after April 22, 2004 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, if the closing price of our common stock exceeds 120% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. Holders may require us to repurchase the Notes upon a change in control, as defined in the Indenture governing the Notes, at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

         The Notes are general unsecured obligations of ours. The Indenture governing the Notes will not restrict the incurrence by us of Senior Indebtedness or other indebtedness. As of May 23, 2001, we had $220.6 million of indebtedness that constituted Senior Indebtedness to which the Notes are subordinated in right of payment.

         We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. The Notes are eligible for trading in The PORTAL Market of the National Association of Securities Dealers, Inc.


Investing in the Notes and the common stock issuable upon their conversion involves certain risks. See "Risk Factors" beginning on page 9.

         The securities offered or sold under this prospectus have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                   The date of this prospectus is July 2, 2001

          In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

         NCO Group, Inc. is a registered trademark, and the NCO Group logo is a trademark of NCO Group, Inc. All other product or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed under the heading "Risk Factors" and the risks discussed in our future filings under the Exchange Act of 1934, as amended.

         You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation may change in the future.

                               PROSPECTUS SUMMARY

         As used in this prospectus, unless the context otherwise requires, "we," "us," "our," "Company" or "NCO" refers to NCO Group, Inc., the issuer of the Notes, and its subsidiaries. The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which we have referred you.

Our Business

         We believe we are the largest outsourced accounts receivable management and collection company in the world, serving a wide range of clients in North America and abroad. Our extensive industry knowledge, technological expertise, management depth and longstanding client relationships enable us to deliver customized solutions that improve our clients' receivables recovery rates, thus improving their financial performance. Our services are provided through the utilization of sophisticated technologies including advanced workstations, leading-edge client interface systems and call management systems comprised of predictive dialers, automated call distribution systems, digital switching and customized computer software. We have over 9,000 employees and provide our services through the operation of 82 centers.

         We were founded in 1926 and acquired in 1986 by current Chairman and Chief Executive Officer Michael J. Barrist and have grown rapidly since then. From 1997 to 2000, our revenue grew from $99.7 million to $605.9 million, an 82.5% compound annual growth rate. Our earnings before interest, taxes, depreciation and amortization (EBITDA) margins over this period grew from 13.9% to 21.9%, as our emphasis on technology deployment and labor efficiencies enabled us to leverage relatively fixed costs. Until mid-1999, we focused on expanding our geographic scope and product breadth through internal growth and acquisitions to become the leading provider in our industry. Since then, we have concentrated on integrating acquisitions and capitalizing on our market-leading position to generate internal revenue growth and expand margins.

         We operate in a large industry with positive growth dynamics. Growth in our industry is fundamentally driven by the continuing growth in consumer and commercial debt. According to SMR Research Corporation, an industry research firm, overall consumer debt in 1999 exceeded $6.3 trillion. In 2000, approximately $135 billion of delinquent consumer debt was estimated to have been placed for collection with third-party collection agencies, nearly double the $73 billion placed in 1990, according to the Nilson Report, an industry newsletter. The management of overdue receivables is increasingly outsourced by credit grantors to third party accounts receivable management and collection companies as a result of numerous factors including:

         o the increasing complexity of the collection process which requires sophisticated call management and database systems for efficient collections;

         o the trend in certain industries to outsource non-core functions, due to competitive pressures, changing regulations and/or required capital expenditures; and

         o the increased focus by credit grantors on early identification and intervention in pre- delinquent debt (i.e., debt with an average age of less than 90 days).

         There are approximately 6,500 competing companies in our industry, the vast majority of which are small, local businesses. As the largest service provider in a highly fragmented industry, we garner important competitive advantages. Our national scale and growing international presence, proven business processes, technological expertise and reputation have allowed us to build strong relationships with some of the largest companies in the sectors in which we focus. Many of our clients are seeking to reduce the number of vendors with whom they do business, a trend we believe favors larger service providers over smaller competitors. The significant costs of deploying and maintaining hardware, software and database technology systems can be efficiently borne only by larger service providers who are able to spread the cost of this investment over a large volume of business.

         Our customers are typically sizable, consumer-oriented companies in a variety of industries that extend credit to large numbers of people on a recurring basis. Consequently, these companies are continually faced with the challenge of managing overdue receivables. These clients are predominantly in the financial services, healthcare, retail and commercial, education, telecommunications, utilities and government sectors. Our clients include such prominent companies and government agencies as Columbia/HCA, Sears Roebuck, Federal Express, PECO Energy, Verizon, and the U.S. Department of Education. Currently, we have over 13,700 consumer clients and over 58,000 commercial clients, with no one client accounting for more than 6.0% of our revenue in 2000. While our client contracts are short term in nature, our focus on long-term relationships and our ability to develop customized solutions for our clients has resulted in consistently strong client retention rates.

         Our strategy is to continue to build on our market-leading position through the following initiatives:

         o        expand our relationships with clients;

         o        enhance our operating margins;

         o        enhance our technological capabilities;

         o        expand internationally;

         o increase our presence in the purchased delinquent receivables market through our majority owned subsidiary NCO Portfolio Management, Inc.; and

         o continue to explore strategic acquisition and alliance opportunities.

         Our principal executive offices are located at 515 Pennsylvania Avenue, Fort Washington, Pennsylvania 19034, and our telephone number is (215) 793-9300.

Recent Event - Expansion of NCO Portfolio

         In February 2001, we completed the merger of our subsidiary NCO Portfolio Management, Inc., referred to as NCO Portfolio, with Creditrust Corporation, referred to as Creditrust. Creditrust was a purchaser, collector and manager of defaulted consumer receivables. Creditrust filed for protection under Chapter 11 of the Bankruptcy Code in June 2000. The merger was part of Creditrust's plan of reorganization which was confirmed by the Bankruptcy Court in January 2001. As a result of the merger, we own approximately 63% of the outstanding stock of NCO Portfolio and have elected a majority of the members of the board of directors. In connection with this transaction, Michael J. Barrist, our Chairman, President and Chief Executive Officer, purchased 382,161 shares of NCO Portfolio stock for a purchase price of $2.0 million as part of the plan of reorganization. Mr. Barrist also serves as Chairman, President and Chief Executive Officer of NCO Portfolio.

       NCO Portfolio focuses on the purchase of delinquent receivables. NCO Portfolio is a public company that trades under the symbol "NCPM." In connection with the plan of reorganization, we entered into a 10-year servicing agreement with NCO Portfolio under which we have the exclusive right to manage and collect all consumer receivables owned by NCO Portfolio. In addition, we intend to refer all opportunities to purchase delinquent receivables in the United States to NCO Portfolio. We believe that our industry knowledge, collection abilities and management expertise will enable NCO Portfolio to become a leader in its industry.

       We believe that the merger offers the following advantages to us:

         o it enables us to expand our presence in the purchased delinquent receivables market;

         o it provides us the opportunity to leverage our existing infrastructure, our portfolio analysis skills and our collection abilities to expand the NCO Portfolio business; and

         o it enables us to offer a complementary service to our clients who wish to sell delinquent receivables, thereby expanding and strengthening our existing client relationships.

        Our credit agreement provides for a $50.0 million subfacility through which we may borrow to extend credit to NCO Portfolio. Our investment in NCO Portfolio currently is limited to our $25.0 million equity investment and the $50.0 million subfacility. As of May 23, 2001, there was a total of $41.6 million outstanding on the subfacility.

                                  RISK FACTORS

         An investment in the Notes, or the shares of common stock into which the Notes are convertible, involves a high degree of risk. Before you decide to purchase the Notes, or the shares of common stock into which the Notes are convertible, you should carefully consider these risk factors together with all of the other information included in this prospectus.

                          Risks Related to Our Business

Our business is dependent on our ability to grow internally.

         Our business is dependent on our ability to grow internally, which is dependent upon our ability to retain existing clients and expand our existing client relationships, and our ability to attract new clients.

         Our ability to retain existing clients and expand those relationships is subject to a number of risks, including, the risk that:

         o we fail to maintain the quality of services we provide to our clients;

         o we fail to maintain the level of attention expected by our clients; and

         o we fail to successfully leverage our existing client relationships to sell additional services.

     Our ability to attract new clients is subject to a number of risks, including:

         o        the market acceptance of our service offerings;

         o        the quality and effectiveness of our sales force; and

         o the competitive factors within the accounts receivable management and collection industry.

         If our efforts to retain and expand our client relationships and to attract new clients do not prove effective, it could have a materially adverse effect on our business, results of operations and financial condition.

If we are not able to respond to technological changes in telecommunications and computer systems in a timely manner, we may not be able to remain competitive.

         Our success depends in large part on our sophisticated telecommunications and computer systems. We use these systems to identify and contact large numbers of debtors and to record the results of collection efforts. If we are not able to respond to technological changes in telecommunications and computer systems in a timely manner, we may not be able to remain competitive. We have made a significant investment in technology to remain competitive and we anticipate that it will be necessary to continue to do so in the future. Computer and telecommunications technologies are changing rapidly and are characterized by short product life cycles, so that we must anticipate technological developments. If we are not successful in anticipating, managing or adopting technological changes on a timely basis or if we do not have the capital resources available to invest in new technologies, our business would be materially adversely affected.

We are highly dependent on our telecommunications and computer systems.

         As noted above, our business is highly dependent on our telecommunications and computer systems. These systems could be interrupted by natural disasters, power losses, or similar events. Our business also is materially dependent on services provided by various local and long distance telephone companies. If our equipment or systems cease to work or become unavailable, or if there is any significant interruption in telephone services, we may be prevented from providing services. Because we generally recognize income only as accounts are collected, any failure or interruption of services would mean that we would continue to incur payroll and other expenses without any corresponding income.

         We currently utilize three computer hardware systems and are in the process of evaluating a transition to one system. If we decide to transition to one platform and do not succeed in that migration, our business may be materially adversely affected.

We compete with a large number of providers in the accounts receivable management and collection industry. This competition could have a materially adverse effect on our future financial results.

         We compete with a large number of companies in providing accounts receivable management and collection services. We compete with other sizable corporations in the United States and abroad such as Outsourcing Solutions, Inc., IntelliRisk Management Corporation, and GC Services, Inc., as well as many regional and local firms. We may lose business to competitors that offer more diversified services and/or operate in broader geographic areas than us. We may also lose business to regional or local firms who are able to use their proximity to or contacts at local clients as a marketing advantage. In addition, the accounts receivable management and collection services offered by us are performed in-house by many companies. Many larger clients retain multiple accounts receivable management and collection providers, which exposes us to continuous competition in order to remain a preferred provider. Because of this competition, in the future we may have to reduce our collection fees to remain competitive and this competition could have a materially adverse effect on our future financial results.

Many of our clients are concentrated in the financial services, healthcare, and retail and commercial sectors. If any of these sectors performs poorly or if there are any adverse trends in these sectors, it could materially adversely affect us.

         For the year ended December 31, 2000, we derived approximately 29.8% of our revenue from clients in the financial services sector, approximately 28.8% of our revenue from clients in the healthcare sector and approximately 22.1% of our revenue from clients in the retail and commercial sectors. If any of these sectors performs poorly, clients in these sectors may have fewer or smaller accounts to refer to us or they may elect to perform accounts receivable management and collection services in-house. If there are any trends in any of these sectors to reduce or eliminate the use of third-party accounts receivable management and collection services, the volume of referrals to us could decrease.

Most of our contracts do not require clients to place accounts with us, they may be terminated on 30 or 60 days notice and they are on a contingent fee basis. We cannot guarantee that existing clients will continue to use our services at historical levels, if at all.

         Under the terms of most of our contracts, clients are not required to give accounts to us for collection and usually have the right to terminate our services on 30 or 60 days notice. Accordingly, we cannot guarantee that existing clients will continue to use our services at historical levels, if at all. In addition, most of these contracts provide that we are entitled to be paid only when we collect accounts.

Under applicable accounting principles, therefore, we can recognize revenues only as accounts are recovered.

We are subject to risks as a result of our investment in NCO Portfolio.

         We are subject to risks as a result of our investment in NCO Portfolio, including:

         o The operations of NCO Portfolio could divert management's attention from our daily operations, particularly that of Michael J. Barrist, our Chairman, President and Chief Executive Officer, who is also serving in the same capacities for NCO Portfolio, and otherwise require the use of other of our management, operational and financial resources.

         o Our investment in NCO Portfolio currently is limited to our $25.0 million equity investment and the $50.0 million subfacility. If NCO Portfolio defaults on that credit, which would be a default under our credit agreement with our lenders, or if the value of our investment is impaired, it would have a material adverse effect on us.

NCO Portfolio will have additional business risks that may have an adverse effect on our combined financial results.

         NCO Portfolio is subject to additional business related risks common to the purchase and management of delinquent receivables business. The results of NCO Portfolio will be consolidated into our results. To the extent that those risks have an adverse effect on NCO Portfolio, they will have an adverse effect on our combined financial results. Some of those risks are:

         o Receivables may not be collectible-- NCO Portfolio purchases, collects and manages delinquent receivables generated primarily by consumer credit transactions. These are obligations that the individual consumer has failed to pay when due. The receivables are purchased from credit grantors, including banks, finance companies, retail merchants and other service providers. Substantially all of the receivables consist of account balances that the credit grantor has made numerous attempts to collect, has subsequently deemed uncollectible and charged off from its books. The receivables are purchased at a significant discount to the amount the customer owes and, although the belief is that the recoveries on the receivables will be in excess of the amount paid for the receivables, actual recoveries on the receivables may vary and may be less than the amount expected. The timing or amounts to be collected on those receivables cannot be assured. If cash flow from operations is less than anticipated as a result of NCO Portfolio's inability to collect its receivables, NCO Portfolio will not be able to purchase new receivables after it has exhausted the availability under the subfacility and its future growth and profitability will be materially adversely affected. We cannot guarantee that NCO Portfolio's operating performance will be sufficient to service debt on the subfacility or finance the purchase of new receivables.

         o Use of estimates in accounting -- NCO Portfolio's revenue is recognized based on estimates of future collections on the pools of receivables managed. Although estimates are based on statistical analysis, the actual amount collected on these pools and the timing of those collections may not correlate to NCO Portfolio's estimates upon which its revenue recognition is based. If collections on these pools are less than estimated, NCO Portfolio may be required to take a charge to earnings in an amount that could materially adversely affect earnings and creditworthiness.

         o Possible shortage of receivables for purchase at favorable prices-- The availability of portfolios of delinquent receivables for purchase at favorable prices depends on a number of factors outside of NCO Portfolio's control, including the continuation of the current growth trend in consumer debt and competitive factors affecting potential purchasers and sellers of portfolios of receivables. Any slowing of the consumer debt growth trend could result in less credit being extended by credit grantors. Consequently, fewer delinquent receivables could be available at prices that NCO Portfolio finds attractive. If competitors raise the prices they are willing to pay for portfolios of receivables above those NCO Portfolio wishes to pay, NCO Portfolio may be unable to buy delinquent receivables at prices consistent with its historic return targets. In addition, NCO Portfolio may overpay for portfolios of delinquent receivables, which may have a materially adverse effect on our combined financial results.

         o Government regulation of NCO Portfolio operations-- Federal and state consumer protection and related laws and regulations govern the relationship of a customer and a creditor. Significant laws include the Fair Debt Collection Practices Act, the Federal Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Electronic Funds Transfer Act, and various federal regulations which relate to these acts, as well as comparable statutes in the states where account debtors reside or where credit grantors are located. Some of these laws may apply to NCO Portfolio's activities. If credit grantors who sell receivables to NCO Portfolio fail to comply with these laws, NCO Portfolio's ability to collect on those receivables could be limited regardless of any act or omission on its part. NCO Portfolio's failure to comply with these laws may also limit its ability to collect on the receivables.

The acquisition of Creditrust involves certain additional risks that may adversely affect us.

         o In March 2001, the Federal Bureau of Investigation conducted a search of our collection center and NCO Portfolio's office in Baltimore, Maryland, where the historical Creditrust documents were maintained. The search warrant related to activities of Creditrust prior to the merger with NCO Portfolio. Although the United States Department of Justice has confirmed in writing that neither we nor NCO Portfolio were the target or subject of the criminal investigation relating to the searches which were conducted, we cannot assure you that our employees or employees of NCO Portfolio, who were previously employed by Creditrust before the merger with NCO Portfolio, will not be the target or subject of this investigation. In addition, we cannot assure you that the ongoing investigation will not divert the attention of our management or that of NCO Portfolio or result in adverse publicity to us or NCO Portfolio.

         o Prior to the merger with NCO Portfolio, the staff of the Division of Corporation Finance of the SEC made certain comments to Creditrust regarding its historical financial statements. The staff raised questions as to the manner in which Creditrust estimated and accounted for the collectibility of its purchased receivables, as well as to its use of the accrual basis of accounting. Creditrust discussed these matters with its independent accountants, and believed that these matters were accounted for properly and that its financial statements were fairly stated. We cannot guarantee you that the SEC will not continue to comment on the historical financial statements of Creditrust or require NCO Portfolio to restate Creditrust's historical financial statements.

Our success depends on our senior management team and if we are not able to retain them, it could have a materially adverse effect on us.

         We are highly dependent upon the continued services and experience of our senior management team, including Michael J. Barrist, our Chairman, President and Chief Executive Officer. NCO depends on the services of Mr. Barrist and the other members of our senior management team to, among other things, continue our growth strategies and maintain and develop our client relationships.

We may seek to make strategic acquisitions of companies. Acquisitions involve additional risks that may adversely affect us.

         We may be unable to make acquisitions because suitable companies in the accounts receivable management and collection business are not available at favorable prices due to increased competition for these companies.

         We may have to borrow money or incur liabilities, or sell stock, to pay for future acquisitions and we may not be able to do so at all or on terms favorable to us. Additional borrowings and liabilities may have a materially adverse effect on our liquidity and capital resources. If we issue stock for all or a portion of the purchase price for future acquisitions, our shareholders may be diluted. If the price of our common stock decreases or potential sellers are not willing to accept our common stock as payment for the sale of their businesses, we may be required to use more of our cash resources, if available, in order to continue our acquisition program.

         Completing acquisitions involves a number of risks, including diverting management's attention from our daily operations and other additional management, operational and financial resources. We might not be able to successfully integrate future acquisitions into our business or operate the acquired businesses profitably, and we may be subject to unanticipated problems and liabilities of acquired companies.

We are dependent on our employees and a higher turnover rate would materially adversely affect us.

         We are dependent on our ability to attract, hire and retain qualified employees. The accounts receivable management and collection industry experiences a high employee turnover rate. Many of our employees receive modest hourly wages and some of these employees are employed on a part-time basis. A higher turnover rate among our employees would increase our recruiting and training costs and could materially adversely impact the quality of services we provide to our clients. If we were unable to recruit and retain a sufficient number of employees, we would be forced to limit our growth or possibly curtail our operations. Growth in our business will require us to recruit and train qualified personnel at an accelerated rate from time to time. We cannot assure you that we will be able to continue to hire, train and retain a sufficient number of qualified employees. Any increase in hourly wages, costs of employee benefits or employment taxes also could materially adversely affect us.

If we fail to comply with government regulation of the collections industry, it could result in the suspension or termination of our ability to conduct business.

         The collections industry is regulated under various United States federal and state, Canadian and United Kingdom laws and regulations. Many states, as well as Canada and the United Kingdom, require that we be licensed as a debt collection company. The Federal Trade Commission has the authority to investigate consumer complaints against debt collection companies and to recommend enforcement actions and seek monetary penalties. If we fail to comply with applicable laws and regulations, it could result in the suspension or termination of our ability to conduct collections, which would have a materially adverse effect on us. In addition, new federal, state or foreign laws or regulations, or changes in the ways these rules or laws are interpreted or enforced, could limit our activities in the future or significantly increase the cost of regulatory compliance. If we expand our international operations, we may become subject to additional government controls and regulations in other countries, which may be stricter or more burdensome than those in the United States.

         Several of the industries served by us are also subject to varying degrees of government regulation. Although our clients are generally responsible for complying with these regulations, we could be subject to a variety of enforcement or private actions for our failure, or the failure of our clients, to comply with these regulations.

We may experience variations from quarter to quarter in operating results and net income that could adversely affect the price of our common stock.

         Factors that could cause quarterly fluctuations include, among other things, the following:

         o the timing of our clients' accounts receivable management and collection programs and the commencement of new contracts;

         o customer contracts which require us to incur costs in periods prior to recognizing revenue under those contracts;

         o        the effect of a change of business mix on profit margins;

         o the timing of additional selling, general and administrative expenses to support new business;

         o the costs and timing of completion and integration of acquisitions; and

         o that our business tends to be slower in the third and fourth quarters of the year due to the summer and holiday seasons.

If we do not achieve the results projected in our public forecasts, it could have a materially adverse effect on the market price of our common stock.

         We have publicly announced our 2001 investor guidance concerning our expected results of operations for 2001. Our 2001 investor guidance contains forward-looking statements and may be affected by various factors discussed in "Risk Factors" and elsewhere in this prospectus which may cause actual results to differ materially from the results discussed in the 2001 investor guidance. Our 2001 investor guidance reflects numerous assumptions, including our anticipated future performance, general business and economic conditions and other matters, some of which are beyond our control. In addition, unanticipated events and circumstances may affect our actual financial results. Our 2001 investor guidance is not a guarantee of future performance and the actual results throughout the periods covered by the 2001 investor guidance may vary from the projected results. If we do not achieve the results projected in our 2001 investor guidance, it could have a materially adverse effect on the market price of our common stock.

Goodwill represented 57.4% of our total assets at March 31, 2001. If our management has incorrectly overstated the permissible length of the amortization period for goodwill, earnings reported in periods immediately following our acquisitions would be overstated. In later years, we would be burdened by a continuing charge against earnings. Earnings also could be significantly affected if our management determined that the remaining balance of the goodwill was permanently impaired and required a write-off of all or some of the goodwill.

         Our balance sheet includes amounts designated as intangibles, which predominantly consist of "goodwill." Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired businesses based on their respective fair values at the date of acquisition. GAAP requires that this and all other intangible assets be amortized over the period benefited. Our management has determined that period to range from 15 to 40 years based on the attributes of each acquisition.

         As of March 31, 2001, our balance sheet included goodwill that represented 57.4% of total assets and 131.8% of shareholders' equity. If our management has incorrectly overstated the permissible length of the amortization period for goodwill, earnings reported in periods immediately following our acquisitions would be overstated. In later years, we would be burdened by a continuing charge against earnings without the associated benefit to income valued by our management in arriving at the consideration paid for the business. Earnings also could be significantly affected if our management determined that the remaining balance of goodwill was permanently impaired and required a write-off of all or some of the goodwill.

                           Risks Related to the Notes

Our indebtedness could adversely affect our financial condition; we may incur substantially more debt.

         We had approximately $402.8 million of indebtedness outstanding as of May 23, 2001, including debt assumed in connection with the Creditrust acquisition. Our indebtedness could have important consequences to you. For example, it could:

         o increase our vulnerability to general adverse economic and industry conditions;

         o        limit our ability to obtain additional financing;

         o require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes; limit our flexibility in planning for, or reacting to, changes in our business and the industry;

         o place us at a competitive disadvantage relative to competitors with less debt; and

         o make it difficult or impossible for us to pay the principal amount of the Notes at maturity, thereby causing an event of default under the Indenture.

         We may incur substantial additional debt in the future. The terms of these Notes will not prohibit us or our subsidiaries from doing so. If new debt is added to our current levels, the related risks described above could intensify. See "Capitalization."

We may have insufficient cash flow to meet our debt service obligations.

         We will be required to generate cash sufficient to pay all amounts due on the Notes and to conduct our business operations. Our ability to meet our future debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

The Notes are subordinated to Senior Indebtedness.

         The Notes are unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness, as defined in the "Description of Notes -- Subordination" section of this prospectus. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default, as defined below, and in specific other events, our assets will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Notes are also effectively subordinated to the indebtedness and other liabilities, including trade payables, of our subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by us. The incurrence of additional indebtedness and other liabilities by us could adversely affect our ability to pay our obligations on the Notes. As of May 23, 2001, we had $220.6 million of indebtedness that constituted Senior Indebtedness to which the Notes are subordinated in right of payment. We anticipate that from time to time, we and our subsidiaries will incur additional indebtedness, including Senior Indebtedness.

We may not be able to repurchase the Notes in the event of a Change in Control.

         Upon the occurrence of certain change in control events, holders of the Notes may require us to offer to repurchase all of their Notes. We may not have sufficient funds at the time of the change in control to make the required repurchases. Additionally, a "Change in Control", as defined in the "Description of Notes" section of this prospectus, would be an event of default under our credit facility, which would permit the lenders to accelerate the debt, which could also cause an event of default under the Indenture.

         The source of funds for any repurchase required as a result of any Change in Control will be our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds will be available at the time of any Change in Control to make any required repurchases of the Notes tendered. Furthermore, the use of available cash to fund the potential consequences of a Change in Control may impair our ability to obtain additional financing in the future.

Because there is no trading market for the Notes, you cannot be sure that an active trading market will develop.

         There is no established trading market for the Notes. We have been informed by the initial purchaser of the Notes, Deutsche Banc Alex. Brown Inc., that it intended to make a market in the Notes after the private placement offering in April 2001. However, the initial purchaser may cease its market-making at any time. Accordingly, there can be no assurance that a market for the Notes will develop. Furthermore, if a market were to develop, the market price for the Notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

         The Notes and the common stock to be issued upon conversion of the Notes have not been registered under the Securities Act and are not transferable except upon satisfaction of the conditions described under "Notice to Investors; Transfer Restrictions." Although we have agreed to use our reasonable efforts to have declared effective a shelf registration statement covering the Notes and the common stock issuable upon conversion of the Notes within 180 days after the date the Notes are originally issued, we may not be able to have the registration statement declared effective within that time period, if at all.

Our stock price has been and is likely to continue to be volatile, which may make it difficult for you to resell the Notes or the common stock into which the Notes are convertible, when you want, at the prices you find attractive

         The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

         o announcements of fluctuations in our, or our competitors', operating results;

         o the timing and announcement of acquisitions by us or our competitors;

         o changes in our publicly available guidance of future results of operations;

         o        government regulatory action;

         o changes in estimates or recommendations by securities analysts;

         o        adverse or unfavorable publicity about us or our services;

         o the commencement of material litigation, or an unfavorable verdict, against us;

         o        additions or departures of key personnel; and

         o        sales of common stock.

        In addition, the stock market in recent years has experienced significant price and volume fluctuations and a significant cumulative decline in recent months. Such volatility and decline have affected many companies irrespective of, or disproportionately to, the operating performance of these companies. These broad fluctuations may materially adversely affect the market price of our common stock.

Most of our outstanding shares are available for resale in the public market without restriction. The sale of a large number of these shares could adversely affect our stock price and could impair our ability to raise capital through the sale of equity securities or make acquisitions for stock.

        Sales of our common stock could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities or make acquisitions for stock. As of March 31, 2001, there were 25,749,684 shares of our common stock outstanding. Most of these shares are available for resale in the public market without restriction, except for shares held by our affiliates. Generally, our affiliates may either sell their shares under a registration statement or in compliance with the volume limitations and other requirements imposed by Rule 144 adopted by the SEC.

        In addition, as of March 31, 2001, we had the authority to issue up to approximately 3,794,280 shares of our common stock under our stock option plans. In May 2001, our shareholders approved an amendment to authorize an additional 1,000,000 shares of our common stock for issuance under our stock option plan. We also had outstanding warrants to purchase approximately 397,000 shares of our common stock.

"Anti-takeover" provisions may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to shareholders.

        We are a Pennsylvania corporation. Anti-takeover provisions in Pennsylvania law and our charter and bylaws could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, our charter provides that our board of directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. Directors may be removed only for cause and only with the approval of the holders of at least 65% of our common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

         We present below the ratio of our earnings to fixed charges and the pro forma ratio of our earnings to fixed charges assuming the Notes were issued at the beginning of the respective periods. For the purpose of these calculations, "earnings" consist of net income from continuing operations before income tax expense and minority interest and fixed charges. "Fixed charges" consist of interest expense incurred, but do not include any estimate for the interest component of facility leases.


                           Year ended December 31,                                            Three Months Ended
-------------------------------------------------------------------------------------              March 31,
                                 Actual                                      Proforma                2001
--------------------------------------------------------------------------   --------        ----------------------
     1996            1997          1998           1999           2000          2000          Actual        Proforma
     ----            ----          ----           ----           ----          ----          ------        --------
     5.72            6.97          10.88          3.64           3.87          4.39           3.78           4.19

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the Notes or the common stock into which the Notes are convertible. The selling holders will receive all of the net proceeds from the sale of the Notes and the common stock into which the Notes are convertible, which they respectively own.

                                 SELLING HOLDERS

         We originally issued the Notes and the Notes were sold by the initial purchaser in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers, as defined by Rule 144A under the Securities Act, or to persons other than U.S. persons. Selling holders, including their transferees, pledges or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and common stock into which the Notes are convertible. We agreed to use reasonable efforts to keep the registration statement effective until April 4, 2003, except that we may terminate the effectiveness earlier under specified conditions. Our registration of the Notes and the shares of common stock into which the Notes are convertible does not necessarily mean that the selling holders will sell any or all of the Notes or the shares of the common stock into which the Notes are convertible.

         The following table sets forth information, as of July 2, 2001, with respect to the selling holders and the principal amounts of Notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the Notes or common stock into which the Notes are convertible. Because the selling holders may offer all or some portion of the Notes or the common stock, no estimate can be given as to the amount of the Notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.

         Each selling holder proposes to sell up to all of the common stock issuable to such holder upon conversion of the Notes.



                                                               Principal Amount of             Common Stock
                                                                Notes Beneficially             Issuable upon
                  Selling Holders                               Owned and Offered          Conversion of Notes(1)
------------------------------------------------------------   -------------------         ----------------------
AAM/Zazove Institutional Income Fund L.P.                              1,100,000                    33,414

Alexandra Global Investment Fund I, Ltd.                               5,000,000                   151,883

Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.               3,000,000                    91,130

Argent Classic Convertible Arbitrage Fund L.P.                         2,000,000                    60,753

Associated Electric & Gas Insurance Services Limited                     250,000                     7,594

Aventis Pension Master Trust                                             180,000                     5,467

BNP Cooper Neff Convertible Strategies Fund, L.P.                        766,000                    23,268

BNP Paribas Equity Strategies SNC                                      3,934,000                   119,501

Boilermaker - Blacksmith Pension Trust                                 1,130,000                    34,325

CALAMOS(R) Convertible Fund - CALAMOS(R) Investment Trust              3,400,000                   103,280

CALAMOS(R) Convertible Growth & Income Fund - CALAMOS (R)
 Investment Trust                                                      1,850,000                    56,196

CALAMOS(R) Convertible Portfolio - CALAMOS(R) Advisors Trust             140,000                     4,252

CALAMOS(R) Market Neutral Fund - CALAMOS(R) Investment Trust           3,230,000                    98,116

City of Albany Pension Plan                                              125,000                     3,797

City of Knoxville Pension System                                         235,000                     7,138

Clarica Life Insurance Co., U.S.                                         280,000                     8,505

Consulting Group Capital Markets Funds                                   250,000                     7,594

Deutsche Banc Alex. Brown, Inc.                                       10,255,000                   311,513

Drury University                                                          40,000                     1,215

Gaia Offshore Master Fund Ltd.                                         5,000,000                   151,883

Global Bermuda Limited Partnership                                       600,000                    18,226

HFR Master Fund LTD                                                      400,000                    12,150

Kentfield Trading, Ltd.                                               12,130,000                   368,469

Kettering Medical Center Funded Depreciation Account                      80,000                     2,430

Knoxville Utilities Board Retirement System                              160,000                     4,860

Lakeshore International Ltd.                                           1,400,000                    42,527

Leonardo, L.P.                                                        10,000,000                   303,767

Lipper Convertibles, L.P.                                              2,000,000                    60,753

McMahan Securities Co., L. P.                                            895,000                    27,187

MSD Portfolio L.P. - Investments                                       7,000,000                   212,636

Paloma Securities LLC                                                 10,000,000                   303,767

RCG Latitude Master Fund                                               1,500,000                    45,565

San Diego County Employees Retirement Association                      2,500,000                    75,941

SCI Endowment Care Common Trust Fund - National
 Fiduciary Services                                                      160,000                     4,860


                                                               Principal Amount of             Common Stock
                                                                Notes Beneficially             Issuable upon
                  Selling Holders                               Owned and Offered          Conversion of Notes(1)
------------------------------------------------------------   -------------------         ----------------------

SCI Endowment Care Common Trust Fund-Suntrust                             65,000                     1,974

The Fondren Foundation                                                    90,000                     2,733

TQA Master Plus Fund, Ltd.                                             2,000,000                    60,753

UBS AG London Branch                                                   9,500,000                   288,578

Union Carbide Retirement Account                                       1,200,000                    36,452

Van Waters & Rogers, Inc. Retirement Plan                                305,000                     9,264

Zazove Hedged Convertible Fund L.P.                                    1,300,000                    39,489

Zurich HFR CALAMOS(R) Holdings Limited                                    60,000                     1,822

Zurich Institutional Benchmarks Master Fund Ltd.                       1,100,000                    33,414

Other - to be provided (2)                                            18,390,000                   558,646
                                                                    ------------                 ---------
Total                                                               $125,000,000                 3,797,084

-----------------
(1) Assumes a conversion rate of approximately 30.3767 shares of common stock per $1,000 principal amount of Notes and a cash payment in lieu of any fractional interest.

(2) Holders of these Notes have not yet provided the information required to be set forth in this prospectus. We will amend this prospectus or provide a supplement to list these holders when we receive the required information.

         With the exception of Deutsche Banc Alex. Brown Inc., to our knowledge none of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. Deutsche Banc Alex. Brown Inc. was the initial purchaser of the Notes, served as an underwriter in some of our prior offerings of common stock and has provided other investment banking services from time to time. The selling holders purchased all of the Notes in private transactions on or after April 4, 2001. All of the Notes and the shares of common stock into which the Notes are convertible are "restricted securities" under the Securities Act.

         Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore the number of shares of common stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of common stock into which the Notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

         The selling holders and their successors, including their transferees, pledgees, or donees or their successors, may sell the Notes and the common stock into which the Notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The Notes and the common stock into which the Notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

         o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the Notes or the common stock may be listed or quoted at the time of sale;

         o        in the over-the-counter market;

         o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

         o through the writing of options, whether the options are listed on an options exchange or otherwise;

         o        by pledge to secure debts and other obligations;

         o        through the settlement of short sales; or

         o        a combination of any of the above transactions.

         In connection with the sale of the Notes and the common stock into which the Notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Notes or the common stock into which the Notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the Notes or the common stock into which the Notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the Notes or the common stock into which the Notes are convertible to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling holders from the sale of the Notes or common stock into which the Notes are convertible offered by them will be the purchase price of the Notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

         Our outstanding common stock is listed for trading on The Nasdaq National Market. We do not intend to list the Notes for trading on any national securities exchange or on The Nasdaq National Market and can give no assurance about the development of any trading market for the Notes. The Notes are currently eligible for trading on the PORTAL Market of the Nasdaq Market.

         In order to comply with the securities laws of some states, if applicable, the Notes and common stock into which the Notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes and common stock into which the Notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and common stock into which the Notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section of 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

         In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell, transfer, gift, or otherwise dispose of any Notes or common stock described in this prospectus by any means other than as described in this prospectus.

         To the extent required, the specific Notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

         We entered into a registration rights agreement for the benefit of holders of the Notes to register their Notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes and the common stock, including liabilities under the Securities Act. We will pay all of the expenses incurred in preparation and filing of this prospectus and the registration statement of which this prospectus forms a part.

         A prospectus has not been and will not be filed under the securities laws of any province or territory of Canada to qualify the sale of Notes in such jurisdictions. The Notes are not being offered and may not be offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada except in compliance with or pursuant to an exemption from the registration and prospectus requirements of applicable securities laws in Canada.

                              DESCRIPTION OF NOTES

         The Notes were issued under an Indenture between NCO and Bankers Trust Company, as Trustee. The following description is only a summary of the material provisions of the Indenture, the Notes and the registration rights agreement. We urge you to read the Indenture, the Notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the Notes. You may request copies of these documents at our address shown under the caption "Where You Can Find More Information." In addition, these documents have been filed as exhibits to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and are available on the SEC's Internet website at "http://www.sec.gov." The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "ours" and "NCO" include only NCO Group, Inc. and not its subsidiaries.

General

         We issued the Notes with a principal amount of $125,000,000. The Notes are unsecured, subordinated obligations of NCO and will mature on April 15, 2006, unless earlier redeemed at our option as described under "-- Optional Redemption of the Notes" or repurchased by us at holder's option upon a Change in Control of NCO as described under "-- Right to Require Purchase of Notes upon a Change in Control." Interest on the Notes will accrue at the rate per annum shown on the cover page of this prospectus and will be payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2001. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the Notes on the immediately preceding April 1 and October 1, whether or not this day is a business day. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Indenture does not contain any restriction on:

         o        the payment of dividends;

         o the issuance of Senior Indebtedness, as defined below, or other indebtedness; or

         o        the repurchase of securities of NCO;

and does not contain any financial covenants. Other than as described under "-- Right to Require Purchase of Notes upon a Change in Control," the Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a Change in Control of NCO.

         We will pay the principal of, premium, if any, and interest on the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location. We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses or by wire transfer to holders of at least $5,000,000 aggregate principal amount of Notes. Except under the limited circumstances described below, the Notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more Global Notes. There will be no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

Conversion Rights

         A holder may, at any time after July 3, 2001 and before the close of business on April 14, 2006 convert a portion of a Note (if the portions are $1,000 or whole multiples of $1,000) into shares of common stock initially at the conversion price stated on the cover page of this prospectus (which is equivalent to a conversion rate of approximately 30.3767 shares per $1,000 principal amount of Notes), unless the Note or a portion of the Note has been previously redeemed or repurchased. The right to convert a Note called for redemption will terminate at the close of business on the business day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date. For information as to notices of redemption, see "-- Optional Redemption of the Notes." If a holder of a Note has delivered notice of its election to have the Note repurchased as a result of a Change in Control the Note may be converted only if the notice of election is withdrawn as described under "-- Right to Require Purchase of Notes upon a Change in Control."

       We will adjust the conversion price if (without duplication):

         (1) we issue common stock as a dividend or distribution on our common stock;

         (2)      we subdivide, combine or reclassify our common stock;

         (3) we issue to substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock or securities convertible into common stock at less than the then current market price of our common stock;

         (4) we distribute to substantially all holders of common stock evidences of our indebtedness, shares of capital stock (other than common stock), securities, cash, property, rights, warrants or options, excluding:

                  o those rights, warrants or options referred to in clause (3) above;

                  o any dividend or distribution paid exclusively in cash not referred to in clause (5) below; and

                  o        any dividend or distribution referred to in clause
                           (1) above or any subdivision, combination or reclassification of shares referred to in clause (2) above;

         (5) we make a cash distribution to substantially all holders of our common stock, that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding twelve months exceeds 10% of our aggregate market capitalization on the date of the distribution; or

         (6) we complete a repurchase by way of a tender offer or exchange offer for our common stock which involves an aggregate consideration that, together with:

                  o any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock concluded within the preceding twelve months; and

                  o the amount of any all-cash distributions to all holders of our common stock made within the preceding twelve months;

                  o exceeds 10% of our aggregate market capitalization on the expiration of the tender or exchange offer.

The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

         If our common stock is converted into the right to receive other securities, cash or other property as a result of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each Note then outstanding would, without the consent of any holders of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the completion of the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to the transaction if the holder had converted the Note.

         We will not issue fractional shares of common stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the market price of our common stock.

         Except as described in this paragraph, no holder of Notes will be entitled, upon conversion of the Notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the note being surrendered. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

         If we make a distribution of property to our shareholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the Notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the Notes.

         In addition, we may make any reductions in the conversion price that our board of directors deems advisable so that any stock dividends, subdivision of shares, distribution of rights to purchase securities, or a distribution of securities convertible into or exchangeable for stock which we make to our shareholders will not be taxable or for any other reason.

Subordination

         The payment of the principal or, premium, if any, and interest on the Notes will, to the extent described in the Indenture, be subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. The holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due on the Senior Indebtedness, or provision for payment in money or money's worth, before the holders of the Notes will be entitled to receive any payment in respect of the Notes, when there is a payment or distribution of assets to creditors upon our:

         o        liquidation;

         o        dissolution;

         o        winding up;

         o        reorganization;

         o        assignment for the benefit of creditors;

         o        marshalling of assets;

         o        bankruptcy;

         o        insolvency; or

         o        similar proceedings.


         In addition, because our subsidiaries are not obligated under the Notes, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

         No payments on account of the Notes or on account of the purchase or acquisition of the Notes may be made if a default in any payment with respect to Senior Indebtedness has occurred and is continuing. If (1) there is a default on any Designated Senior Indebtedness, as defined below, other than a payment default, that occurs that permits the holders of that Designated Senior Indebtedness to accelerate its maturity and (2) the Trustee and NCO receive the notice required by the Indenture, no payments may be made on the Notes for up to 179 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the Notes may recover less ratably than holders of our Senior Indebtedness.

         "Senior Indebtedness" means:

         o the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our indebtedness or obligations of us to any person for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement;

         o commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

         o all of our obligations (1) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (2) under interest rate swaps, caps, collars, options, and similar arrangements, and (3) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract or other foreign currency hedge;

         o all of our obligations for the payment of money relating to capitalized lease obligations;

         o any liabilities of others described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and

         o renewals, extensions, refundings, refinancings, restructurings, amendments and modifications of any such indebtedness or guarantee, other than any indebtedness or other obligation of ours that by its terms is not superior in right of payment to the Notes.

         "Designated Senior Indebtedness" means our obligations under our credit agreement with Mellon Bank and under any other particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be Designated Senior Indebtedness for purposes of the Indenture. The instrument, agreement or other document evidencing any Designated Senior Indebtedness may place limitations and conditions on the right of such senior debt to exercise the rights of Designated Senior Indebtedness.

         As of May 23, 2001 we had approximately $220.6 million of Senior Indebtedness. We expect from time to time to incur additional indebtedness. The Indenture does not limit or prohibit us from incurring additional Senior Indebtedness or other indebtedness. See "Risk Factors -- We may not be able to repurchase the Notes in the event of a Change in Control."

Optional Redemption of the Notes

         At any time on or after April 22, 2004, we may redeem the Notes in whole, or from time to time, in part, at our option on at least 30 days' notice if the closing price of our common stock for 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the mailing of notice of redemption exceeds 120% of the conversion price of the Notes. The redemption price, expressed as a percentage of the principal amount, will be as follows:

                      Redemption Period                        Redemption Price
-------------------------------------------------------------- ----------------

April 22, 2004 through April 14, 2005..........................      102.0%
April 15, 2005 through April 14, 2006..........................      101.0%

         If we opt to redeem less than all of the Notes at any time, the Trustee will select or cause to be selected the Notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the Trustee may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.

Mandatory Redemption

         Except as set forth below under "-- Right to Require Purchase of Notes upon a Change in Control," we are not required to make mandatory redemption of, or sinking fund payments with respect to, the Notes.

Right to Require Purchase of Notes upon a Change in Control

         If a Change in Control occurs, each holder of Notes may require that we repurchase the holder's Notes on the date fixed by us that is not less than 45 nor more than 60 days after we give notice of the Change in Control. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of repurchase.

         "Change in Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of NCO and its subsidiaries, taken as a whole, to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934, referred to as a "Group"; (ii) the approval by the holders of capital stock of NCO of any plan or proposal for the liquidation or dissolution of NCO (whether or not otherwise in compliance with the provisions of the applicable Indenture); (iii) any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by NCO's issued and outstanding voting stock, or any successor to all or substantially all of NCO's assets; or
(iv) the first day on which a majority of the members of NCO's board of directors are not Continuing Directors, as defined below.

         The definition of Change in Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of NCO and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require NCO to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of NCO and its subsidiaries taken as a whole to another person or group may be uncertain.

         "Continuing Directors" means, as of any date of determination, any member of the board of directors of NCO who (i) was a member of such board of directors on the date of the original issuance of the Notes or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

         On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the Notes which is to be paid on the date of repurchase.

         We may not repurchase any Note at any time when the subordination provisions of the Indenture otherwise would prohibit us from making payments of principal in respect of the Notes. If we fail to repurchase the Notes when required under the first paragraph of this section, this failure will constitute an event of default under the Indenture whether or not repurchase is permitted by the subordination provisions of the Indenture.

         On or before the 30th day after the Change in Control, we must mail to the Trustee and all holders of the Notes a notice of the occurrence of the Change in Control, stating, among other things:

         o        the repurchase date;

         o        the date by which the repurchase right must be exercised;

         o        the repurchase price for the Notes; and

         o the procedures which a holder of Notes must follow to exercise the repurchase right.

        To exercise the repurchase right, the holder of a Note must deliver, on or before the third business day before the repurchase date, a written notice to us and the Trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

        The effect of these provisions granting the holders the right to require us to repurchase the Notes upon the occurrence of a Change in Control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Moreover, under the Indenture, we will not be permitted to pay principal of or interest on, or otherwise acquire the Notes, including any repurchase at the election of the holders of Notes upon the occurrence of a Change in Control, if a payment default on our Senior Indebtedness has occurred and is continuing, or if our Senior Indebtedness is not paid in full in the event of our insolvency, bankruptcy, reorganization, dissolution or other winding up. Our ability to pay cash to holders of Notes following the occurrence of a Change in Control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors -- We may not be able to repurchase the Notes in the event of a Change in Control."

        If a Change in Control occurs and the holders exercise their rights to require us to repurchase Notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

        The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act as currently in effect, except that a person shall be deemed to have "beneficial ownership" of all securities that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

Consolidation, Merger and Sale of Assets

         We may, without the consent of the holders of any of the Notes, consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

         o we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation partnership, limited liability company or trust organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the Indenture and the Notes by means of a supplemental Indenture entered into with the Trustee; and

         o after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

         Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, NCO under the Indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the Indenture and the Notes.

Modification and Waiver

         We and the Trustee may enter into one or more supplemental Indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental Indenture may, among other things:

         o change the stated maturity of the principal of, or any installment of interest on, any Note;

         o reduce the principal amount of, or the premium or rate of interest on, any Note;

         o change the currency in which the principal of any Note or any premium or interest is payable;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

         o adversely affect the right provided in the Indenture to convert any Note;

         o modify the subordination provisions of the Indenture in a manner adverse to the holders of the Notes;

         o modify the provisions of the Indenture relating to our requirement to offer to repurchase Notes upon a Change in Control in a manner adverse to the holders of the Notes;

         o reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture; or

         o waive a default in the payment of principal of, or any premium or interest on, any Note.

         The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

         o waive compliance by us with restrictive provisions of the Indenture other than as provided in the preceding paragraph; and

         o waive any past default under the Indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

         Without the consent of any holders of Notes, we and the Trustee may enter into one or more supplemental Indentures for any of the following purposes:

         o to cure any ambiguity, omission, defect or inconsistency in the Indenture;

         o to evidence a successor to us and the assumption by the successor of our obligations under the Indenture and the Notes;

         o to make any change that does not adversely affect the rights of any holder of the Notes;

         o to comply with any requirement in connection with the qualification of the Indenture under the Trust Indenture Act; or

         o to complete or make provision for certain other matters contemplated by the Indenture.

Events of Default

         Each of the following is an "event of default":

         (1) a default in the payment of any interest upon any of the Notes when due and payable, continued for 30 days;

         (2) a default in the payment of the principal of and premium, if any, on any of the Notes when due, including on a redemption date;

         (3) failure to pay when due the principal of or interest on indebtedness for money borrowed by us or our subsidiaries in excess of $20.0 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes;

         (4) a default by us in the performance, or breach, of any of our other covenants in the Indenture which are not remedied by the end of a period of 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes; or

         (5) events of bankruptcy, insolvency or reorganization of NCO or any Significant Subsidiary, as defined below, of NCO.

         If an event of default described in clauses (1), (2), (3) or (4) occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued interest on all Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the Indenture are satisfied. If an event of default of the type referred to in clause (5) occurs, the principal amount of and accrued interest on the outstanding Notes will automatically become immediately due and payable.

         "Significant Subsidiary" means a "significant subsidiary" as defined in Regulation S-X under the Exchange Act.

         Within 90 days after a default, the Trustee must give to the registered holders of Notes notice of all uncured defaults known to it. The Trustee will be protected in withholding the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of holders of the Notes except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption obligation.

         The holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an event of default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless the holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a Note in accordance with the Indenture, no holder may institute a proceeding or pursue any remedy with respect to the Indenture or the Notes unless it complies with the conditions provided in the Indenture, including:

         o holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy; and

         o holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense.

         We are required to deliver to the Trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the Indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

Book-Entry, Delivery and Form

         We issued the Notes sold in the United States in reliance on Rule 144A, or in offshore transactions in reliance on Regulation S, in the form of Global Notes. The Global Notes were deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the Notes and registered in the name of the depositary or its nominee. DTC was the initial depositary.

         Investors who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and who purchase Notes in reliance on Rule 144A under the Securities Act may hold their interests in a Global Note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

         Investors who purchase Notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in a Global Note directly through Morgan Guaranty Trust Company of New York, Brussels office, as operator of, the Euroclear System and Clearstream Banking, if they are participants in these systems, or indirectly through organizations that are participants in these systems. Euroclear and/or Clearstream Banking will hold interests in a Global Note on behalf of their participants through their respective depositaries, which in turn will hold the interests in a Global Note in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A., is acting initially as depositary for Clearstream Banking and The Chase Manhattan Bank is acting initially as depositary for Euroclear.

         Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         DTC has advised us that DTC is:

         o a limited-purpose trust company organized under the laws of the State of New York;

         o        a member of the Federal Reserve System;

         o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

         o        a "clearing agency" registered pursuant to the provisions of
                  Section 17A of the Exchange Act.

         DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

         Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

         Pursuant to the procedures established by DTC (1) upon the issuance of a Global Note, DTC credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the Global Note to the accounts of participants and (2) ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the Global Note other than participants). The accounts credited were designated by the initial purchaser of the beneficial interests. Ownership of beneficial interests in a Global Note is limited to participants or persons that may hold interests through participants.

         So long as DTC or its nominee is the registered holder and owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the Notes represented by the Global Note for all purposes under the Indenture and the Notes. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to receive definitive Notes and will not be considered to be the owners or holders of any Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a Global Note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Banking.

         We will make payments of the principal of, and interest on, the Notes represented by a Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note.

         We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the Trustee nor any paying agent will have any responsibility or liability for:

         o any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note;

         o maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

         o any other aspect of the relationship between DTC and its participants; or

         o the relationship between the participants and indirect participants and the owners of beneficial interests in a Global Note.

         Unless and until it is exchanged in whole or in part for definitive Notes, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

         Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. If a holder requires physical delivery of a definitive Note for any reason, including to sell Notes to persons in jurisdictions which require physical delivery or to pledge Notes, the holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

         Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

         Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a Global Note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transaction interests in a Global Note settled during the processing day will be reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Banking participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

         We expect that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a Global Note are credited and only in respect to the portion of the aggregate principal amount of the Notes as to which the participant or participants has or have given direction. However, if there is an event of default under the Notes, DTC will exchange the Global Notes for definitive Notes, which it will distribute to its participants. These definitive Notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Although we expect that DTC, Euroclear and Clearstream Banking will agree to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants of DTC, Euroclear, and Clearstream Banking, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the Trustee have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

         If DTC is at any time unwilling or unable to continue as a depositary for Global Notes or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive Notes in exchange for the Global Notes. The definitive Notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

Registration Rights

         Pursuant to a registration rights agreement between us and the holders of the Notes, we agree to, at our cost:

         o on or prior to July 3, 2001, file a shelf registration statement with the SEC covering resales of the Notes and the common stock issuable on conversion of the Notes;

         o use all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than October 1, 2001; and

         o use all reasonable efforts to keep the shelf registration statement effective after its effective date for as long as required to permit sales under Rule 144(k) under the Securities Act or any successor rule or regulation.

         We have the right to suspend use of the shelf registration statement during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of Notes and all holders of common stock issued on conversion of the Notes equal to 0.5% of the aggregate principal amount of Notes per annum until such failure is cured.

         A holder who elects to sell any securities pursuant to the shelf registration statement:

         o        will be required to be named as selling security holder;

         o        will be required to deliver a prospectus to purchasers;

         o will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

         o will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

         We refer to the Notes and the common stock issuable on conversion of the Notes as registrable securities. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement or supplement to, the related prospectus to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

Governing Law

         The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes and common stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to beneficial owners that will hold Notes and common stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and who, for U.S. federal income tax purposes, are (i) individual citizens or residents of the U.S., (ii) corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or any trust that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person ("U.S. Holders"). Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities, commodities or currencies, initial holders whose "functional currency" is not the U.S. dollar, persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell Notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to initial holders of the Notes who purchase the Notes at their "issue price" as defined in
Section 1273 of the Code and certain tax considerations applicable to subsequent purchasers of the Notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws (except as set forth below with respect to Non-U.S. Holders) or the tax laws of any applicable foreign, state, local or other jurisdiction.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL, ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

Taxation of Interest

         Interest paid on the Notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a Note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such Note (or the timing of such recognition) if the likelihood of the payment, as of the date the Notes are issued, is remote. Our failure to file or cause to be declared effective a shelf registration statement as described under "Description of Notes -- Registration Rights" may result in the payment of predetermined liquidated damages in the manner described therein. In addition, a holder may require us to redeem any and all of his or her Notes in the event of a Change in Control. We believe that the likelihood of a liquidated damages payment with respect to the Notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any Note. Similarly, we intend to take the position that a Change in Control is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "Change in Control" as affecting the yield to maturity of any Note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of Notes. There can be no assurance that the IRS will agree with such positions. Our determination that there is a remote likelihood either of paying liquidated damages with respect to the Notes or that a Change in Control will occur is binding on each U.S. Holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours.

Sale, Exchange or Redemption of the Notes

         Upon the sale, exchange (other than a conversion) or redemption of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption. Long term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%, except in the case of long-term capital gains from Notes held more than five years, in which case the maximum tax rate is 18%. The deductibility of capital losses is subject to limitations.

Market Discount

         The resale of the Notes may be affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on the Notes generally will be equal to the amount, if any, by which the stated redemption price at maturity of the Notes immediately after acquisition (other than at original issue) exceeds the holder's adjusted tax basis in the Notes. Subject to a de minimis exception, these provisions generally require a U.S. Holder who acquires Notes at a market discount to treat as ordinary income any principal payment on, or any gain recognized on the disposition of, such Notes to the extent of the "accrued market discount" on such Notes at the time of such payment or disposition, unless the holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the Notes at the time of acquisition, or, at the election of the holder, under a constant yield method. A holder who acquires Notes at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Notes until maturity of such Notes or until such Notes are disposed of in a taxable transaction. If a holder acquires Notes with market discount and receives our common stock upon conversion of such Notes, the amount of accrued market discount not previously included in income with respect to the converted Notes through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

Amortizable Premium

         A holder who purchases a Note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the Note's maturity date under a constant-yield method that reflects semiannual compounding based on the Note's payment period. Amortizable premium, however, will not include any premium attributable to a Note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the Note's purchase price over what the Note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a Note and not as a separate deduction. The election to amortize a premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Deductibility of Interest

         Generally, under Section 279 of the Code, an interest deduction in excess of $5.0 million per year is not permitted with respect to certain "corporate acquisition indebtedness." Corporate acquisition indebtedness includes any indebtedness that is:

         o issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

         o        subordinated;

         o convertible directly or indirectly into the stock of the issuing corporation; and

         o issued by a corporation that has a debt to equity ratio that exceeds 2 to 1.

         Our ability to deduct all of the interest payable on the Notes will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the Notes was not determinative in our issuance of the Notes pursuant to this offering.

         Under Section 163(l) of the Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the Notes will be adversely affected by these rules.

Conversion of the Notes

         A U.S. Holder generally should not recognize any income, gain or loss upon conversion of a Note into common stock except with respect to cash received in lieu of a fractional share of common stock and with respect to market discount, as described above under "Market Discount." A U.S. Holder's tax basis in the common stock received on conversion of a Note should be the same as such holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion should generally include the holding period of the Note converted.

         Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share). Any common stock received upon conversion of a note that is considered attributable to accrued interest not previously included in income will be taxable as ordinary income. The holders tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin as of the date of conversion.

Distributions on Common Stock

         Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of NCO's current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain. A dividend distribution to a corporate U.S. Holder may qualify for a dividends received deduction.

Adjustment of Conversion Price

         Holders of convertible debt instruments such as the Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of Notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

Sale of Common Stock

         Upon the sale or exchange of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%, except in the case of long-term capital gains from common stock held more than five years, in which case the maximum tax rate is 18%. A U.S. Holder's basis and holding period in common stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

         Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments made in respect of a Note or common stock to a U.S. Holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's taxpayer identification number ("TIN")) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a Note or common stock must be reported to the IRS, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Special Tax Rules Applicable to Non-U.S. Holders

Taxation of Interest

         In general, subject to the discussion below concerning backup withholding, payments of interest on the Notes by us or any paying agent to a beneficial owner of a Note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied.

         Interest on Notes not excluded from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

         To satisfy the certification requirements referred to in (iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (i) the beneficial owner of a Note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address, and U.S. TIN, if any, on Form W-8BEN, or a suitable substitute form, or (ii) an intermediary payee (such as a withholding foreign partnership, qualified intermediary or U.S. branch of a non-U.S. bank or of a non-U.S. insurance company) provides to us, or our paying agent, as the case may be, a Form W-8IMY, signed under penalties of perjury and such intermediary payee has obtained appropriate certification from the beneficial owner on Form W-8IMY, W-8BEN or W-8ECI, as to the beneficial owner's U.S. status or (iii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that a Form W-8BEN or a suitable substitute form has been received from the beneficial owner and must furnish the payor with a copy thereof.

Conversion of the Notes

         A Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on the conversion of a Note into common stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a Note or common stock. See "Sale, Exchange or Redemption of the Notes or Common Stock" below. To the extent a Non-U.S. Holder receives upon conversion common stock that is attributable to accrued interest not previously included in income, such stock may give rise to income that would be subject to the rules described above with respect to the taxation of interest. See "Taxation of Interest" above.

Adjustment of Conversion Price

         The conversion price of the Notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the Notes. See "U.S. Holders -- Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules described below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "Distributions of Common Stock" below.

Distributions on Common Stock

         Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable).

Sale, Exchange or Redemption of the Notes or Common Stock

         A Non-U.S. Holder of a Note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such Note or common stock unless (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) in the case of a Note or common stock held by a person who holds more than 5% of our stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes. We do not believe that we currently are a USRPHC or that we will become one in the future.

Holding Notes or Common Stock in Connection with U.S. Trade or Business

         If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of the trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certification described above, such a Non-U.S. Holder will be required to provide us with a properly executed IRS Form W-8ECI or successor form in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or any lower rate provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to adjustment.

U.S. Federal Estate Tax

         A Note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the Notes and common stock.

Backup Withholding and Information Reporting

         In the case of payments of interest on a Note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

         Dividends on common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

         Payments of the proceeds of the sale of a Note or common stock to or through a foreign office of a U.S. broker or a foreign broker that is a "controlled foreign corporation" within the meaning of the Code or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S., are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. Holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

         Under current Treasury Regulations, payments of the proceeds of a sale of a Note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

         Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of a Note or common stock will be allowed as a credit against such holder's U.S. federal income tax, if any, or will be otherwise refundable provided that the required information is furnished to the IRS in a timely manner.

         The preceding discussion of certain u.s. federal income and estate tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax adviser as to the particular u.s. federal, state, and local tax consequences of purchasing, holding and disposing of the notes and our common stock. Tax advisors should also be consulted as to the u.s. estate and gift tax consequences and the foreign tax consequences of purchasing, holding or disposing of our notes and common stock, as well as the consequences of any proposed change in applicable laws.

                          DESCRIPTION OF CAPITAL STOCK

         We are authorized to issue 50,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value, issuable in series, the relative rights, limitations and preferences of which may be designated by our board of directors. As of March 31, 2001, 25,749,684 shares of our common stock were issued and outstanding and held of record by approximately 85 holders and no shares of preferred stock were issued.

Common Stock

         The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted upon by shareholders. Subject to preferences that may be applicable to any of our then outstanding preferred stock, the holders of our common stock are entitled, among other things:

         o to share ratably in dividends if, when and as declared by the board of directors out of funds legally available; and

         o in the event we liquidate, dissolve or wind-up, to share ratably in the distribution of assets legally available, after payment of debts and expenses.

         The holders of our common stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of our capital stock. All currently outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the terms of any series of preferred stock which we may issue in the future.

Preferred Stock

         By resolution of our board of directors, we may issue preferred stock as shares of one or more classes or series. Subject to the provisions of our articles of incorporation and limitations prescribed by law, our board of directors is expressly authorized to:

         o        adopt resolutions to issue the shares;

         o        fix the number of shares;

         o        change the number of shares constituting any series; and

         o provide for or change the voting powers, designations, preferences and limitations or restrictions, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of preferred stock, in each case without any further action or vote by shareholders. We have no current plans to issue any shares of preferred stock.

         Because of the rights that may be granted to the holders of preferred stock, our board of directors may render it more difficult or discourage any attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock, therefore, may protect the continuity of our management. The issuance of preferred stock may also adversely affect the rights of our common shareholders. For example, preferred stock, if issued, may:

         o rank prior to our common stock as to dividend rights, liquidation preference or both;

         o        have full or limited voting rights; and

         o        be convertible into shares of common stock.

Accordingly, the issuance of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Warrants

         As part of the purchase price for our acquisition of the Collection Division of CRW Financial in February 1997, we issued a warrant to purchase 375,000 shares of our common stock at an exercise price of $18.416 per share. In connection with this acquisition, we entered into a registration rights agreement granting the holder and its transferees, among other things, the right to register the shares received upon exercise of the warrants under the Securities Act. Whenever we propose to register any shares of our common stock at any time prior to February 1, 2002, we are required to give notice to the holder of the proposed registration and to include the holder's shares in these registrations. The holder's rights are subject to conditions, including the right of the underwriters of the offering to limit the number of shares sold by the holder if, in the underwriters' opinion, the number of securities requested to be included in the registration exceeds the number which can be sold without adversely affecting the marketability of the offering. The holder may also require that we file one registration statement under the Securities Act with respect to the holder's shares. We are required to pay all registration expenses other than underwriting discounts, the fees and expenses of holder's counsel, and a proportionate share of any registration and filing fees with respect to the holder's shares. This warrant expires on January 31, 2002.

         As part of the purchase price for our acquisition of Co-Source Corporation in February 1999, we issued warrants to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $32.97 per share. We may choose to issue cash in lieu of the shares. We have filed a registration statement under the Securities Act covering the resale of the shares of common stock issuable upon exercise of these warrants. As of March 31, 2001, warrants to purchase approximately 22,000 shares of our common stock were outstanding. These warrants expire on May 20, 2009.

Anti-Takeover Provisions

         Our articles of incorporation and bylaws contain several provisions intended to limit the possibility of, or make more difficult, a takeover. In addition to providing for a classified board of directors and granting the board of directors the power to issue and establish the terms of preferred stock without shareholder approval, the articles of incorporation provide that:

         o at least 65% of the votes entitled to be cast by shareholders is required to approve amendments to the articles of incorporation and bylaws, unless at least a majority of the incumbent directors on the board of directors has voted in favor of the amendment, in which case only a majority of the votes cast by shareholders is required to approve the amendment;

         o directors can be removed only for cause and only by a vote of at least 65% of the votes entitled to be cast by shareholders; and

         o our shareholders are not entitled to call special shareholder meetings.

In addition, our articles of incorporation provide that actions by shareholders without a meeting must receive the unanimous written consent of all shareholders. Also, our articles of incorporation permit the board of directors to oppose, in its sole discretion, a tender offer or other offer for our securities and to take into consideration all pertinent issues. If the board of directors determine to reject any offer, it may take any lawful action to accomplish its purpose, including, among other things, advising shareholders not to accept the offer and commencing litigation against the offeror. Our bylaws establish procedures for shareholders to nominate directors and propose matters to be considered at shareholders' meetings. Our bylaws further prescribe that shareholders must submit information such as nominations and proposals, among other things, within a certain period of time.

         In addition, under the Pennsylvania Business Corporation Law of 1988, subject to exceptions, a business combination between a Pennsylvania corporation and a person owning 20% or more of this corporation's voting stock, referred to as an interested person, may be accomplished only if:

         o the business combination is approved by the corporation's directors prior to the date on which the person acquired 20% or more of the corporation's stock or if the board approved the person's acquisition of 20% or more of the corporation's stock prior to the acquisition;

         o the interested person owns shares entitled to cast at least 80% of the votes all shareholders would be entitled to cast in the election of directors, the business combination is approved by the vote of shareholders entitled to cast a majority of votes that all shareholders would be entitled to cast in an election of directors (excluding shares held by the interested person), which vote may occur no earlier than three months after the interested person acquired its 80% ownership, and the consideration received by shareholders in the business combination satisfies certain minimum conditions;

         o the business combination is approved by the affirmative vote of all outstanding shares of common stock; or

         o the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in the election of directors (excluding shares held by the interested person), which vote may occur no earlier than five years after the interested person became an interested person.

A corporation may exempt itself from this provision by an amendment to its articles of incorporation that requires shareholder approval. Our articles of incorporation do not provide for an exemption from this provision. Pennsylvania has also adopted other anti-takeover legislation from which we have elected to exempt ourself in our articles of incorporation.

         The Pennsylvania Business Corporation Law of 1988, also provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things:

         o the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors;

         o        the short-term and long-term interests of the corporation; and

         o the resources, intent and conduct of the person seeking control.

         The existence of the foregoing provisions of our articles of incorporation, our bylaws and the Pennsylvania Business Corporation Law of 1988, may discourage other persons or companies from making a tender offer for, or seeking to acquire, substantial amounts of our common stock.

Limitations on Directors' Liabilities and Indemnification

         As permitted by law, our bylaws provide that a director may not be personally liable in his or her capacity as director for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the law, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of our bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on our board of directors protection against awards of monetary damages for negligence in the performance of their duties.

         Our bylaws also provide that every person who is or was one of our directors or executive officers, or who served as a director or executive officer for another company at our request, will be indemnified by us to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him or her, in connection with any proceeding to which he or she may be made, or threatened to be made, a party, or in which he or she may become involved by reason of his or her being or having been one of our directors or executive officers, or of any corporation at our request, whether or not he or she is one of our directors or executive officers or of a corporation at our request at the time the expenses or liabilities are incurred. No indemnification will be provided, however, with respect to:

     o       liabilities arising under Section 16(b) of the Exchange Act;

         o if a final unappealable judgment or award establishes that such officer or director engaged in self-dealing, willful misconduct or recklessness;

         o for expenses or liabilities which have been paid directly to, or for the benefit of, the person by an insurance carrier; or

         o for amounts paid in settlement of actions without the written consent of our board of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services, New York, New York.

                                  LEGAL MATTERS

         The law firm of Blank Rome Comisky & McCauley, LLP, Philadelphia, Pennsylvania has issued an opinion to the effect that (1) the Notes are binding obligations of NCO and (2) upon the conversion of the Notes into our common stock as provided in the Notes and the Indenture, such shares will be legally issued, fully paid and non-assessable.
                                     EXPERTS

         The consolidated financial statements of NCO Group, Inc. appearing in NCO Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The financial statements as of December 31, 1999 and for each of the two years in the period then ended, prior to their restatement for discontinued operations (and, therefore, are not presented herein), have been audited by PricewaterhouseCoopers LLP, independent accountants, and their report on such statements has been incorporated on the authority of said firm as experts in auditing and accounting.

         The financial statements of JDR Holdings, Inc. and subsidiaries for the year ended December 31, 1998, incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect to those financial statements, and are incorporated by reference in this document in reliance upon the authority of Arthur Andersen LLP as experts in giving said report.

         The consolidated financial statements of Creditrust Corporation as of December 31, 2000 and for the year then ended, incorporated by reference in this prospectus from our Current Report on Form 8-K/A filed with the SEC on March 14, 2001, have been audited by Reznick Fedder & Silverman, independent auditors, as stated in their report appearing therein and incorporated herein by reference. Such consolidated financial statements have been incorporated by reference in this prospectus in reliance on the report of Reznick Fedder & Silverman, independent auditors, given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Internet website at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

         o Annual Report on Form 10-K for year ended December 31, 2000, filed on March 16, 2001;

         o Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed on May 15, 2001 and;

         o Current Reports on Form 8-K, filed on March 5, 2001, March 14, 2001, April 10, 2001, May 4, 2001 and May 25, 2001.

         o The description of our common stock contained in our Registration Statement on Form 8-A, as amended, including any amendment or report filed to update the description.

        You may request a copy of these filings at no cost, except for exhibits, by writing or telephoning us at the following address:

                                 NCO Group, Inc.
                              515 Pennsylvania Ave.
                            Fort Washington, PA 19034
                                 (215) 793-9300
                          Attention: Steven L. Winokur

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

         We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is, except where otherwise specified, current as of July 2, 2001. You should not assume that this prospectus is accurate as of any other date.

                                TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS.............................5
PROSPECTUS SUMMARY..........................................................6
RISK FACTORS................................................................9
USE OF PROCEEDS............................................................18
SELLING HOLDERS............................................................18
PLAN OF DISTRIBUTION.......................................................20
DESCRIPTION OF NOTES.......................................................22
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS....................35
DESCRIPTION OF CAPITAL STOCK...............................................42
LEGAL MATTERS..............................................................46
EXPERTS....................................................................46
WHERE YOU CAN FIND MORE INFORMATION........................................47
INCORPORATION BY REFERENCE.................................................47

                                     PART II

                     Information Not Required In Prospectus

Item 14.  Other Expenses Of Issuance And Distribution.

         The following is a list of the estimated expenses to be incurred by the Registrant in connection with the registration of the Notes and the common stock into which the Notes are convertible. All amounts are estimated, except the SEC registration fee.



  SEC Registration................................................   $  31,250
  Printing Expenses...............................................       5,000*
  Legal Fees and Expenses.........................................      10,000*
  Accountants' Fees and Expenses..................................      50,000*
  Miscellaneous...................................................       5,000*
                                                                     ---------
       Total......................................................   $ 101,250

*Estimates

Item 15.  Indemnification Of Directors And Officers.

         Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended, contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel and related matters.

         Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.
Section 1744 provides that, unless ordered by a court, any indemnification under
Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel, or
(iii) by the shareholders.

         Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding under Section 1741 or Section 1742 if the appropriate standards of conduct are met.

         Section 1745 provides that expenses (including attorney's fees) incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

         Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

         Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer of director, whether or not the corporation would have the power to Subchapter 17D of the BCL. Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

         Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

         For information regarding provisions under which a director or officer of the NCO may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to the NCO's Articles of Incorporation and Bylaws, copies of which are incorporated herein by reference, which provide in general that the NCO shall indemnify its officers and directors to the fullest extent authorized by law.

Item 16. Exhibits And Financial Statement Schedules

Exhibit Number          Description
--------------          -----------
      4.1*              Form of Note for NCO Group, Inc.'s 4.75% Convertible
                        Subordinated Notes due April 15, 2006
      4.2*              Indenture between NCO Group, Inc., as Issuer, and
                        Bankers Trust Company, as Trustee, dated as of April 4,
                        2001
      4.3*              Purchase Agreement between NCO Group, Inc. and Deutsche
                        Banc Alex. Brown Inc. dated March 29, 2001
      4.4*              Registration Rights Agreement between NCO Group, Inc.
                        and Deutsche Banc Alex. Brown Inc. dated as of April 4,
                        2001
      5**               Opinion of Blank Rome Comisky & McCauley LLP
      23.1**            Consent of Ernst & Young LLP
      23.2**            Consent of PricewaterhouseCoopers LLP
      23.3**            Consent of Reznick Fedder & Silverman
      23.4**            Consent of Arthur Andersen LLP
      23.5**            Consent of Blank Rome Comisky & McCauley LLP (included
                        in Exhibit 5)
      24**              Power of Attorney (included in the signature page of
                        this Registration Statement)
      25**              Form T-1 Statement of Eligibility of Trustee

-----------
* Incorporated by reference to the indicated exhibit in the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001

** Previously filed

Item 17.  Undertakings.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby further undertakes that:

         (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby further undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) that, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   Signatures

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Washington, Pennsylvania, on July 2, 2001.

                                      NCO Group, Inc.

                                      By:  /s/ Michael J. Barrist
                                           ------------------------------------
                                           Michael J. Barrist, Chairman of the
                                           Board, President and Chief Executive
                                           Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons as of July 2, 2001 in the capacities indicated.

               SIGNATURE                                       TITLE(S)
               ---------                                       --------
               *                        Chairman of the Board, President and Chief Executive
-----------------------------------     Officer (principal executive officer)
Michael J. Barrist

               *                        Executive Vice President, Finance; Chief Financial
-----------------------------------     Officer; and Treasurer (principal financial and
Steven L. Winokur                       accounting officer)

               *                        Director
-----------------------------------
William C. Dunkelberg

               *                        Director
-----------------------------------
Charles C. Piola, Jr.

               *                        Director
------------------------------------
Leo J. Pound

               *                        Director
-------------------------------------
Eric S. Siegel

               *                        Director
--------------------------------------
Allen F. Wise

               *                        Director
--------------------------------------
Stuart Wolf

* By:  /s/ Michael J. Barrist
      --------------------------------
       Michael J. Barrist
       as attorney-in-fact